UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 August

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒                                                                   FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐                                                           NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

19 August 2004: TPG COMPLETES ACQUISITION OF GLOBAL FREIGHT FORWARDER WILSON

19 August 2004

TPG COMPLETES ACQUISITION OF GLOBAL FREIGHT FORWARDER WILSON

Mail, express and logistics company TPG N.V. has announced today the completion of the acquisition of the Swedish-based global freight forwarding company Wilson Logistics Group from Nordic Capital following approval from the relevant competition authorities. The purchase price is SEK 2.35 billion (EUR 257 million) on a debt free basis. TPG has financed the acquisition from cash reserves.

This acquisition is TPG’s first major step into global freight forwarding and further strengthens its position as a leading logistics and express service provider. Wilson has a strong global freight forwarding operation in 28 countries with more than 2000 employees and will add to the existing freight forwarding capabilities within TNT Express and TNT Logistics.

By acquiring Wilson, TNT is able to offer its existing contract logistics clients the full array of supply chain management services, now including air freight, sea freight and combined sea/air freight. The broadening of key strengths is expected to attract new clients in the contract logistics business.

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By:	/s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 20 August 2004